UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-37600

CUSIP Number 63008G203

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Nano Dimension Ltd.

Full Name of Registrant

Former Name if Applicable

60 Tower Road

Address of Principal Executive Office (Street and Number)

Waltham, MA 02451

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nano Dimension Ltd. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense because of the circumstances described below.

The Company ceased to qualify as a “foreign private issuer” as defined under Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) as of January 1, 2026, thereby becoming subject to the reporting obligations applicable to domestic issuers. The Annual Report is the Company’s first annual report filing on Form 10-K pursuant to its Exchange Act reporting obligations. Because of the accelerated prescribed filing date, the Company has had substantially less time – 75 days instead of 119 days – to prepare financial statements as of and for the year ended December 31, 2025 and the accompanying notes, and prepare and finalize the other disclosures required by Form 10-K.

Additionally, as the Company previously disclosed, the Company completed the business acquisitions of Desktop Metal, Inc. and Markforged Holding Corporation in April 2025 (the “Acquisitions”). The Company needs additional time to complete certain disclosures and analyses in relation to the Acquisitions to finalize the financial statements to be included in the Form 10-K. The Acquisitions use financial systems different from those used by the Company, and the Company has insufficient resources for the additional effort in financial reporting integration and the preparation of its consolidated financial statements. The Company also needs additional time to complete certain documentation necessary relating to internal control over financial reporting and disclosure controls and procedures to complete its assessment of potential material weaknesses in addition to that described in Part IV.

The Company expects to file the Annual Report within the 15-day extension period afforded by Rule 12b-25 under the Exchange Act.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John Brenton	(866)	496-1805
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary, unaudited results, the Company expects fourth quarter 2025 revenue to be $35.3 million, resulting in total revenue for the fiscal year ended December 31, 2025 of $102.4 million as compared to approximately $57.8 million for the fiscal year ended December 31, 2024, primarily due to the inclusion of revenue generated by Markforged. The Company expects to report a net loss from continuing operations of approximately $101.2 million for the year ended December 31, 2025, as compared to approximately $99.9 million for the year ended December 31, 2024 and expects to report a total cash, cash equivalents, deposits and investable securities of approximately $457.8 million as of December 31, 2025, as compared to approximately $844.2 million as of December 31, 2024, primarily due to the acquisitions of Desktop Metal and Markforged during the year.

The Company believes that its results contained herein for the fiscal year ended December 31, 2025 are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Annual Report. Management has identified a material weakness in the Company’s internal control over financial reporting as of December 31, 2025. This material weakness primarily results from a resource limitation that impaired the Company’s ability to design, implement, and execute effective control activities over the accounting for, and presentation and disclosure of business combinations and related financial statement impacts including those related to various valuation assumptions. As a consequence of the above material weakness, the Company expects to conclude that it did not maintain effective disclosure controls and procedures and internal control over financial reporting for the fiscal year ended December 31, 2025.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this release, are forward-looking statements, including, but not limited to, statements about the anticipated timing of the filing of the Company’s Annual Report, the identification of a material weakness, and matters related to expected results of operations. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. All forward-looking statements are subject to significant risks, uncertainties and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, without limitation, the Company’s inability to file the Annual Report on a timely basis; changes to the scope of the material weakness[es] described above or the identification of additional material weaknesses; the outcome of the completion of the preparation of the Company’s financial statements; the impact of this filing on the Company’s American Depositary Shares, and those additional risks that are described in the Company’s documents that the Company files or furnishes with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, the Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this announcement, whether as a result of new information, future events, changes in assumptions or otherwise.

Nano Dimension Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2026	By:	/s/ John Brenton
John Brenton
Chief Financial Officer